CONFIDENTIAL

June 2, 2014

VIA EDGAR

Mr. W. John Cash
Branch Chief
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:    PulteGroup, Inc.
Definitive Proxy Statement on Form 14A
Filed March 27, 2014
File No. 1-9804

Dear Mr. Cash:

The following is our response to your comment letter dated May 29, 2014 relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission (“SEC”). For ease of review, we have reproduced the Staff's comment below in bold and our reply follows in a lighter font.

We would welcome the opportunity to discuss any questions you may have regarding this response at your convenience.

Very truly yours,

/s/ Steven M. Cook

Steven M. Cook
Senior Vice President, General Counsel and Secretary

PulteGroup, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304-2950
248-647-2750 248-433-4598 (Fax)

PulteGroup, Inc.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 24

Market Comparisons, page 30

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Please refer to comment seven in our letter dated April 29, 2011 and your response dated May 19, 2011. We note that you continue to disclose that the committee uses a guideline range of the 50th to 75th percentile of market data to establish target compensation levels; however you do not disclose where each element of actual compensation fell relative to the guideline range. Please revise your future filings to comply with our prior comment seven in full.

In future filings of our Proxy Statement, we will disclose where each element of actual compensation fell relative to any disclosed guideline range of target compensation levels for the relevant compensation element.

We acknowledge that:

•	PulteGroup, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PulteGroup, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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